

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 12, 2009

Via U.S. Mail and Facsimile

Simon Ayat
Chief Financial Officer
Schlumberger N.V. (Schlumberger Limited)
Parkstraat 83
The Hague, The Netherlands 2514 JG

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2009**
> **File No. 1-04601**

Dear Mr. Ayat:

We have completed our review of your Preliminary Proxy Statement and do not, at this time, have any further comments.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David Kirkland (713.229.7701)